SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   June 8, 2009

SINGLE TOUCH SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Delaware	33-73004	13-4122844
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2235 Encinitas Blvd, Suite 210 Encinitas, California	92024
(Address of principal executive offices)	(Zip Code)

(760) 438-0100
(Registrant's telephone number, including area code)

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(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations
Item 1.01 Entry into a Material Definitive Agreement.

Intellectual Property Purchase Agreement
On June 2, 2009, Single Touch Systems, Inc., a Delaware corporation (the "Buyer" or "SITO") entered into an Intellectual Property Rights Purchase and Transfer Agreement ("Agreement") with Streamworks Technologies, Inc., a Delaware corporation (the "Seller"). Signed copies of the agreements were received from Streamworks on June 2, 2009.

Pursuant to the Agreement, the Buyer will acquire a portfolio of sixteen (16) patents and patent applications related primarily to the management, streaming and routing of electronic media. No other property rights, contracts, good will or other assets are the subject of this agreement.

The Seller shall receive three million, six hundred sixty six thousand, six hundred sixty seven (3,666,667) common shares of buyer, in addition, one million, eight hundred thirty three thousand, three hundred thirty four (1,833,334) warrants for common stock of the Buyer at a strike price of $2.30 per share for a period of two years.

The agreement also provides that as one of the conditions of closing the Seller shall provide non-compete agreements with Chuck Jennings and Floyd E. Bowen and a mutually agreeable registration rights agreement covering the common shares to be issued pursuant to this transaction.

In May of 2009, three affiliates of Streamworks Technologies, Inc. purchased 1,200,000 shares of Single Touch Systems, Inc. common stock in a private transaction from Activate, Inc. an entity controlled by Anthony Macaluso president of Single Touch Systems, Inc. The Board of Single Touch Systems, Inc. was informed of the transaction prior to making the decision to enter into the Agreement with Streamworks Technologies, Inc.

Mr. Macaluso continues to advance cash and pay obligation for Single Touch Systems and Single Touch Interactive as he is able. Mr. Macaluso has no agreements or obligation to continue funding the company.

No other material relationships currently exist between Single Touch Systems, Inc. and Streamworks Technologies, Inc. or any of their respective officers, directors or other affiliates.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Single Touch Systems, Inc. includes herewith the following exhibits:

10.1   Agreement – Intellectual Property Rights Purchase and Transfer Agreement – June 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINGLE TOUCH SYSTEMS INC.

By: s\ Anthony Macaluso
Name: Anthony Macaluso
Title: President

Dated: June 8, 2009